September 1, 2009

Ms. Keira Ino

Division of Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

100 First Street N. E.

Washington, D.C. 20549

Re:	Unum Group Form 10-K for the fiscal year ended December 31, 2008 Filed February 23, 2009 File Number 001-11294

Dear Ms. Ino:

In response to your voice mail on July 14, 2009 regarding our June 10 response to the SEC comment letter, we are providing the following additional information as requested. For your reference, we have repeated your voice mail in its entirety and then in sections preceding each of our responses.

July 14 Voice Mail:

You state in your response 1 that the value of the security at maturity would be equal to the fair value of the underlying S&P 500 index mutual fund shares. If that is the case, it is not clear why the security is not classified and evaluated for impairment as an equity security. Please advise, specifically, how the fair value of the certificate is determined at each balance sheet date. Recovery of the value by 2032 does not mean that a current decline is temporary. More fully explain when the swap is triggered and the sentence “the security is currently at an unrealized loss because the fixed rate of accretion on the bond has exceeded the rate of return on the underlying S&P 500 index mutual fund since the purchase date of the security.”

Company Response:

To further clarify our June 10 response, the following is a general summary of this financial instrument and includes references to the applicable accounting guidance.

We purchased the principal protected trust certificates for $50.0 million in cash during 2002, which gave us 100% ownership in the trust. As a result, the trust is consolidated in our financial statements, and we eliminate the investment in the trust and the corresponding debt owed to us by the trust and account for the trust’s contractual arrangements (i.e., the prepaid forward contract as further explained). The trust utilized the proceeds to purchase

Unum is a registered trademark and marketing brand of Unum Group and its insuring subsidiaries.

a prepaid forward contract on shares of a Vanguard S&P 500 index mutual fund and to enter into a defeasance swap. The defeasance swap ensures that we will be able to recover, at a minimum, our original $50 million cash investment at maturity, should a trigger event occur. The trust matures in 2032, and the prepaid forward is scheduled to terminate absent a trigger event. The “trigger” is based on a formula in the trust agreement. If the S&P 500 index drops below a specified level, the prepaid forward contract will terminate, and we will receive, under the terms of the defeasance swap agreement, a zero coupon U.S. Treasury bond which, at its maturity in 2032, would equal our initial investment in the trust. At any time prior to the 2032 maturity, we can, at our discretion, redeem our ownership in the trust for the fund shares available under the prepaid forward contract, or if applicable per the trigger event, the U.S. Treasury bond.

Because the forward contract is prepaid, it is considered a hybrid instrument with an embedded forward contract and purchased option (the defeasance swap). The defeasance swap is considered a purchased option in accordance with SFAS 133, paragraph 8 (now ASC 815-10-15-94). The fair value of our $50 million initial investment was assigned to the debt host instrument (see bifurcation as further explained below), which we report as an available-for-sale fixed maturity security and account for this instrument in accordance with SFAS 115 (now ASC 320-10-35). The forward contract had a zero fair value at inception of the investment in accordance with DIG Issue B20 (now ASC 815-15-55-164). The purchased option (defeasance swap) embedded within the debt instrument was and is considered to have de minimis fair value because of the remote likelihood that the trigger event will occur as of the balance sheet date and the remote likelihood that even if the trigger does occur, the counterparty would not be able to deliver a zero coupon U.S. Treasury bond to us.

The embedded forward contract and purchased option are bifurcated from the debt host instrument and accounted for as a compound derivative instrument in accordance with DIG Issue B15 (now ASC 815-15-25-1). In addition, the forward contract and purchased option qualify as a cash flow hedge of the fluctuation of the price of the S&P 500 mutual fund shares held by the counterparty, per the guidelines of SFAS 133, paragraph 29 (now ASC 815-20-25-15) and DIG Issue G2 (now ASC 815-20-55-116). The forward contract and purchased option are recorded at market value, and changes in market value, to the extent the derivatives are effective, are recorded in other comprehensive income.

Below are your specific questions and our responses to each.

July 14 SEC Question 1:

You state in your response 1 that the value of the security at maturity would be equal to the fair value of the underlying S&P 500 index mutual fund shares. If that is the case, it is not clear why the security is not classified and evaluated for impairment as an equity security. Recovery of the value by 2032 does not mean that a current decline is temporary.

Company Response:

The prepaid forward is accounted for per the guidelines of SFAS 133 Implementation Issue A1 (now ASC 815-10-55 paragraphs 73 to 76). In ASC 815-10-55-76, the guidance states that “The host contract is a debt instrument, because the holder has none of the rights of a shareholder, such as the ability to vote the shares and receive distributions to shareholders.” Per the guidance of SFAS 133, paragraph 31, as long as our assessment of the prepaid forward is that its value will recover, we continue to recognize the unrealized loss in accumulated other comprehensive income. We follow the accounting guidance of SFAS 115 (now ASC 320-10-35), which applies to all debt instruments, for determining whether the decline in value of this debt instrument is other than temporary. For the embedded derivative, we assess the probability of counterparty default to determine the likelihood that the shares will be delivered per the contract.

The long-term nature of our insurance liabilities allows us to invest in less liquid investments. Our investment strategy for our product line portfolios is to match the effective asset cash flows and durations with related expected liability cash flows and durations to consistently meet the liability funding requirements of our businesses and avoid the need to sell securities in an unfavorable interest rate or credit environment. To match the duration of those liabilities, we buy long duration assets such as these trust certificates. We intend to hold our long-term assets to match the cash flows required on our long-term liabilities. Further, we have minimal exposure to the policy withdrawal risk associated with deposit products such as individual life policies or annuities. Because of this, we believe it is not more likely than not that we will be required to sell or terminate our contracts before recovery.

July 14 SEC Question 2:

Please advise, specifically, how the fair value of the certificate is determined at each balance sheet date.

Company Response:

The hybrid investment derives its value from the underlying S&P 500 index mutual fund. Although we do not intend to exercise our option to receive the shares early, because we can do so we believe the fair value should equal that of the mutual fund shares, which is determined by multiplying the number of Vanguard S&P 500 index mutual fund shares referenced in the prepaid forward contracts by the market quoted unit price per share as of the balance sheet date. The fair value of the underlying mutual fund shares was $52.0 million at June 30, 2009, consistent with the concept of an exit price as described in SFAS 157 paragraph 16 (now ASC 820-10-30-2).

We separately determine the fair values of the (1) host debt instrument, (2) defeasance swap contract, and (3) prepaid forward contract to enable us to appropriately account for these financial instruments. The sum of each of these components approximates the fair value of the shares of the S&P 500 index mutual fund covered by the prepaid forward contract.

The value of each component is derived as follows:

(1)	The fair value of the debt host zero coupon instrument is a bond calculation which values, at the current balance sheet date, the fair value of a zero coupon bond with a book yield based on comparable zero coupon bonds available at the date of our initial purchase of this investment. Because the yield at the initial purchase was higher than the current market yield for a comparable zero coupon bond, the debt host instrument has a positive fair value, at June 30, 2009, of $137.3 million.

(2)	The defeasance swap presents de minimis risk to the counterparty and has de minimis fair value to us because the counterparty will deliver a zero coupon U.S. Treasury bond to us at the trigger point (further explained in our response to your question 3).
(3)	The fair value of the prepaid forward contract within the debt host equals the current fair value of the underlying mutual fund shares, less the fair values of the debt host instrument and the defeasance swap. Therefore, the fair value of the forward contract equaled the value of the underlying mutual fund shares of $52.0 million less the value of the debt host instrument of $137.3 million, or a negative $85.3 million at June 30, 2009. This is in compliance with DIG Issue B6 (now ASC 815-15-35-3) which states, “If the host contract component of a hybrid instrument is reported at fair value with changes in fair value recognized in earnings or other comprehensive income, then the sum of the fair values of the host contract component and the embedded derivative shall not exceed the overall fair value of the hybrid instrument.” The value ($85.3 million at June 30, 2009) and balance sheet location (fixed maturity securities) of the forward contract is disclosed in our derivatives footnote in our notes to consolidated financial statements.

July 14 SEC Question 3:

More fully explain when the swap is triggered and the sentence “the security is currently at an unrealized loss because the fixed rate of accretion on the bond has exceeded the rate of return on the underlying S&P 500 index mutual fund since the purchase date of the security.”

Company Response:

The defeasance swap ensures that we will be able to recover, at a minimum, our original $50 million cash investment at maturity, should a trigger event occur. The swap trigger is based on a formula in the trust agreement. Specifically, a trigger event occurs when the “Adjusted Portfolio Value” equals the value of the reference Treasury strip with a par of $50 million. The “Adjusted Portfolio Value” is defined as 90% of the net asset value of the reference fund shares. As of June 30, 2009, the reference Vanguard S&P 500 Fund had a value of $52.0 million, resulting in an Adjusted Portfolio Value of approximately $46.8 million. On that date, the value of the reference Treasury strip was $22.1 million. The reference Vanguard S&P 500 Fund was approximately $27.4 million higher than the trigger level, which at that date would have equaled $24.6 million in order to produce an Adjusted Portfolio Value (90% of $24.6 million) that would have equaled the reference Treasury strip of $22.1 million. If the S&P 500 index is at or below this trigger level, the trust will terminate the prepaid forward contract. The counterparty will then deliver to us, under the terms of the defeasance swap, a zero coupon U.S. Treasury bond which, at its maturity, would equal our initial investment of $50 million, thereby guaranteeing protection of our principal. As a result of this principal protection provision, we are guaranteed to receive at least the amount of our initial investment, regardless of the performance of the S&P 500 index, if we hold the investment until maturity.

As previously stated, we follow the accounting guidance in SFAS 133 Implementation Issue A1 (now ASC 815-10-55 paragraphs 73 to 76) as our contract is the same as the contract described in Issue A1, although our contract is for 30 years versus the 1 year contract used in the example in the guidance. This guidance states “the prepaid contract is a hybrid instrument that is composed of a debt instrument as the host contract (that is, a loan that is repayable at $110 at the end of the forward contract’s 1-year term).” As a result, we accrete investment income on the debt host instrument, similar to the way a zero coupon bond accretes income. We applied this guidance appropriately because our contract is prepaid for an amount that is less than “the initial net investment that would be commensurate with the amount that would be exchanged to acquire the asset related to the underlying.” Because this guidance uses an analogy of the prepaid forward as a loan with initial cash outflow on day one and a higher cash inflow upon full payment at maturity with no interim interest payments, there is an implied accretion rate. The guidance is therefore analogous to a zero coupon debt instrument. The guidance is silent on the appropriate rate to use for the implied accretion. In our judgment, the appropriate accretion rate was a comparable term zero coupon investment with similar credit rating as a benchmark for a market rate of interest. Therefore, we used an accretion rate on the prepaid forward based on comparable debt instruments that had actually been issued at the time of purchase of this prepaid forward. In accordance with Statement of Financial Accounting Standards No. 133 Implementation Issue B6, (now ASC 815-15-30-2), we allocated the entire investment to the debt host instrument since the value of the embedded derivative at inception was zero. Since this is a debt instrument, we are accreting its initial cost up to the amount of the expected value at maturity, using a yield based on comparable securities at time of initial purchase.

Because the debt host instrument has no explicit yield, the effective yield we use to accrete the book value of the debt host instrument is based on comparable debt securities with a comparable rating at the time of our initial investment in the trust certificates. Although there is not a stated par amount at maturity for the prepaid forward, the Vanguard S&P fund shares will be delivered at the maturity date. As long as the accretion rate applied to the initial investment equals or is less than the projected value of the Vanguard S&P fund to be delivered, which is determined based on the historical rate of return of the S&P, we believe that it is appropriate to continue accretion. We regularly evaluate whether the original effective interest rate should be modified based on our expected recovery of the amortized cost. At any point when the accretion rate exceeds the projected value of the S&P, we will either adjust the rate or cease the accretion. The book value of the debt host instrument increases each period as we accrete the book value and record investment income. The book value has accreted to a level that it is currently higher than the fair value of the certificates, which derive their value from the underlying S&P 500 index mutual fund, as explained in our preceding response #2.

If you have any further questions or wish to discuss, please contact me at 423-294-1373.

Sincerely,

/s/ Vicki W. Corbett

Vice President and Controller

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